HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Cash Flows
              For the Years Ended September 30, 1996, 1995 and 1994
      Reconciliation of Net Income to Cash Provided by Operating Activities



                                                 Year Ended September 30,
                                          1996              1995           1994

Net Income (Loss)                    $  15,397       $   (6,515)     $   12,414
Adjustments to Reconcile Net Income to
   Net Cash Provided (Used) by:
   Discount Allowed on Pay-off of
      Sale of Insurance Agency Contracts   -0-           20,177             -0-

         Total Adjustments           $     -0-       $   20,177      $      -0-

Net Cash Provided (Used) by Operating
   Activities                        $  15,397       $   13,662      $   12,414








Notes to Financial Statements are an integral part of these statements.